Jardines

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

26th February 2002

02015863

02 MAR 14 AM 8:10

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2001 Preliminary Announcement of Results; and
2. Preliminary Financial Statements for the year ended 31st December 2001.

Yours faithfully
JARDINE MATHESON LIMITED

PROCES
MAR 29 2002
P THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 3/14

Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor

26th February 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

HONGKONG LAND HOLDINGS LIMITED
2001 PRELIMINARY ANNOUNCEMENT OF RESULTS

- 8% decline in property values reflects weak rental market
- Occupancy in Hong Kong Central portfolio remains high
- Chater House over 50% pre-let
- Significant commercial site acquired in Singapore joint venture
- Debt profile enhanced by global bond issue

"The outlook for our core market is closely tied to the timing and strength of global economic recovery. The present period of weakness has, however, significantly deterred investment in new supply so that when demand recovers we should see a positive response in values and rentals in Hongkong Land's prime locations."

Simon Keswick, *Chairman*

"Despite a very competitive market, occupancy in our core portfolio held up well, and we were able to secure important development opportunities in the commercial, residential and infrastructure sectors of our business."

Nicholas Sallnow-Smith, *Chief Executive*
26th February 2002

Results

Prepared in accordance with IAS as modified by revaluation of leasehold properties*	Year ended 31st December 2001 US$m	2000 US$m	Change %
Underlying profit	213	230	–7
Net (loss)/profit	(416)	2,244	n/m
	US¢	US¢	%
Underlying earnings per share	8.94	9.11	–2
(Loss)/earnings per share	(17.49)	89.09	n/m
Dividends per share	9.00	9.00	-
	US$	US$	%
Net asset value per share	2.72	2.91	–7

* The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the above summary, the Chairman's Statement and Chief Executive's Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢5.50 per share will be payable on 16th May 2002, subject to approval at the Annual General Meeting to be held on 8th May 2002, to shareholders on the register of members at the close of business on 15th March 2002. The ex-dividend date will be on 13th March 2002, and the share registers will be closed from 18th to 22nd March 2002, inclusive.

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Issued by: **Hongkong Land Limited**
Incorporated in Bermuda with limited liability
8th Floor, One Exchange Square, Hong Kong
www.hkland.com

HONGKONG LAND HOLDINGS LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2001

OVERVIEW

2001 saw weakening sentiment in the office market in Hong Kong, with the events in the United States in September accelerating the decline. The effect of this has been mitigated in Central by a lack of supply, with occupancy in high quality buildings remaining firm. Elsewhere in the region markets were also difficult, except in Mainland China where underlying growth in demand has continued, albeit at a slower pace.

PERFORMANCE

Net rental income was little changed in 2001 as reversions were largely neutral over the course of the year, but higher levels of debt, following the share repurchases completed in January 2001, led to increased financing charges. Underlying earnings, which exclude net valuation deficit on investment properties and asset impairment provisions and disposals, fell by 7% to US$213 million. Underlying earnings per share reduced by 2% on 2000 to US¢8.94.

The annual independent valuation of the Group's investment property portfolio led to a net valuation deficit of US$600 million, which under the new provisions of revised International Accounting Standards is now taken through the profit and loss account. After this deficit and US$29 million of asset impairment provisions and disposals the reported loss for the year was US$416 million.

Largely due to the net valuation deficit, shareholders' funds were reduced by US$899 million, or 13%, to US$6,048 million compared with end 2000. The impact in the reduction in asset values on net asset value per share was tempered by the Group's action in December 2001 when it bought back and cancelled a further 6.7% of its share capital at a cost of US$295 million. As a consequence of this decrease in the number of shares outstanding, net asset value per share at 31st December 2001 benefited by 3%, restricting the overall fall in the year to 7%.

The Directors recommend a final dividend of US¢5.50 per share which, together with the interim dividend of US¢3.50 per share, gives an unchanged total annual dividend.

STRATEGIC REVIEW

The Group's core portfolio of prime assets will be strengthened by the completion this year of Chater House, at the heart of Hong Kong's Central district. The Group continues to make strategic investments focusing on high quality assets in the best locations. These include new developments, such as One Marina Boulevard in Singapore and the Group's new residential site at Central Park in Beijing, and refurbishments, of which the upgrade of the Alexandra House retail podium in Hong Kong beginning this year is the latest example. This consistent focus on well-located prime assets continues to yield the benefits of premium levels of rent and occupancy, together with the ability to build valuable long-term relationships with high quality tenants.

The Group took advantage of the decline in US dollar interest rates to enhance its debt profile. It raised US$600 million on excellent terms through a maiden ten-year global bond issue, enabling the Company to diversify its source of debt financing and lengthen the maturity of its debt. The Group's strong cash flow has proven its worth not only in assuring stability of earnings in challenging times but also in securing this favourable access to financial markets.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The outlook for our core market is closely tied to the timing and strength of global economic recovery, especially in the United States. From a medium-term perspective, however, the present period of weakness has significantly deterred investment in new supply so that when demand recovers we should see a positive response in values and rentals in Hongkong Land's prime locations."

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STRATEGIC FOCUS

2001 was a difficult year in many respects. Nevertheless, it afforded opportunities for each of our three business segments to take significant steps in developing strategically.

- Our Commercial Property business secured a major site, in joint venture, on the Marina South extension of the CBD in Singapore.
- Our Residential Property business entered into a joint venture agreement to develop an excellently-located 300,000 sq. m site in Beijing.
- Our Infrastructure business, in joint venture with leading airport industry partners, was awarded the concession to build a logistics terminal at Hong Kong International Airport.

COMMERCIAL PROPERTY

Central Portfolio

The sharp upturn in market rents in Hong Kong's Central district that characterised the year 2000 was already slowing by the year-end. Deteriorating global financial markets weakened demand for commercial space in the first half of 2001. Because forthcoming supply is limited to our own Chater House, this had only a modest impact on market rents. The psychological effect of the September 11th attacks in the US damaged sentiment further, however, with the potential availability of surrendered or sub-let space creating downward pressure on the market.

As was typical in previous periods of market weakness, high quality, landlord-owned buildings have out-performed less well-located strata-titled properties. Vacancy in prime properties in Central remains in single figures, and in our own portfolio is under 5%. With the delay in the likely release of IFC II, the outlook for supply in the near term in Central is even more restricted. With supply static, rents will be driven by demand, where the uncertain outlook is heavily dependent on US economic recovery and the prospects for growth in our tenants' businesses. For our office tenants, concentrated in the financial services and professional sectors, China's growing need to tap global capital markets is key to a

turnaround in sentiment. In the retail sector, despite the weak consumer demand in the territory as a whole, the luxury brands, where our portfolio is focused, have performed relatively more strongly and demand for space still exceeds supply.

If we are to maximise the value of our core portfolio, we need to ensure it remains fresh and competitive. Our range of investment programmes supporting this goal include both visible enhancements and equally important operational and service upgrades. 2001 saw the completion of the renovation of the bridge network connecting our Central properties, ready for the opening of the new Chater House at its centre. Chater House itself is more than 50% pre-let and, together with the forthcoming renovation of the Alexandra House retail podium, demonstrates Hongkong Land's commitment to the consistent upgrading of its portfolio over time. Less visibly, 2002 will see the completion of a 5-year programme to upgrade the mechanical and electrical support in the Landmark office towers, providing levels of redundancy in power and air-conditioning capacity far exceeding the original specification of these original buildings.

Across the portfolio, we are now building out mobile telephony and broadband networks to provide IT and telecommunication service levels that will match or exceed the infrastructure in newer buildings. This commitment to the provision of leading edge services and the highest quality property management is one of the keys to tenant retention, particularly those whose businesses depend on being able to rely on their landlord's long-term commitment to quality services.

Other Commercial Properties

The commercial property market in Singapore in 2001 reflected the weakness of the local economy, with softening rents and capital values. One Raffles Link, however, has established a premium position in the market and maintained its 100% occupancy level. In February, a consortium in which Hongkong Land partnered with Keppel Land and Cheung Kong Holdings successfully tendered for the first site to be offered on the Marina South extension to Singapore's CBD. The consortium will construct over 1.6 million sq. ft GFA of high grade commercial space on the site over the next 4 years. Government approval has been obtained for the consortium's plans for the site, consisting of two office towers. A 18-storey, 31,000 sq. ft net floor plate will be specified to meet financial services requirements, complemented by a 42-storey, 18,000 sq. ft net floor plate tower. On its completion,

Hongkong Land will be invested in two of the largest floor plate office buildings in Singapore.

Our two office buildings in Vietnam continue to command premium rents, although the market has yet to show any material signs of recovery. In the medium term, the trade agreement with the US and the more open approach the authorities are taking to the international trading community will be positive for values.

In October, the Group announced a small investment in Gaysorn Plaza, a centrally-located retail centre in Bangkok. The investment – which will fund the complete refurbishment of the asset – gives the Group an effective interest of 31.5% alongside high quality local partners. The refurbishment will be completed later in 2002, and the centre has already attracted top quality tenants and is 60% pre-let.

RESIDENTIAL PROPERTY

The Group entered into a joint venture in May with the Vantone Group in Beijing. The joint venture has now received initial approval for a residential complex of more than 300,000 sq. m called Central Park in the Central Business District. The development will be built out in four phases over the next five years. Interest in the first phase has been very encouraging, and a strong response is anticipated when pre-sales commence in 2002. At our existing investment in Beijing at Maple Place, occupancy has been maintained at over 70% despite the weakness in the global economy. The Group's interest in this development has reduced from 40% to 35% following a restructuring designed to allow Rodamco Asia to take a majority stake.

In the Philippines, our luxury apartment joint venture development at Roxas Triangle in Manila was completed and launched in the fourth quarter. While 50% of the units have been sold, sales activity is weak. The quality of the product has, however, been widely acknowledged as setting a new standard in the Philippines.

Grosvenor Land, our residential property fund joint venture with Grosvenor Estates, raised fresh capital during the year and has increased its equity funds to US$70 million. To date, some 60% of this has been invested in 10 purchases, predominantly in Hong Kong.

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In the Group's growing wholly-owned residential business in Hong Kong, the redevelopment of our site at Belcher's Street in Western District is now under way. Demolition is in progress and building plan approval has been obtained with completion expected in early 2004. A further site in Western, at Victoria Road, and a larger site in Tai Hang Road, where the Group has entered into a development agreement with the existing owners, are both the subject of planning review which will be determined during the course of 2002. While the residential market in Hong Kong remained weak throughout 2001, the Group's residential portfolio, both wholly owned and its interest in Grosvenor Land, is fully let and generating acceptable yields.

INFRASTRUCTURE

In 2000, we noted our intention to add investments in the logistics field to our existing Infrastructure portfolio. During 2001, this objective was met, with the success of the Tradeport consortium, in which Hongkong Land has a 30% stake, in winning the concession to build a 42,000 sq. m logistics centre at Hong Kong International Airport. Construction is already in progress and expected to be completed in 2003. Separately, the Group has a 33% stake in a logistics site in Penang, Malaysia. In December 2001, we complemented these investments by signing a joint venture agreement for a 36% interest to develop a logistics facility on the Zhang Jiang Hi-Tech Park in Shanghai. Construction is expected to be completed in 2003.

In the port sector of the portfolio, work continues on the CT9 development where Hongkong Land has a 28.5% interest in the ACT consortium. Although construction has been slower than planned, this is not expected significantly to affect the timing of the delivery of the berths which ACT will swap with berths in CT8 on completion. China Infrastructure Group, in which the Group took a 24% stake at the end of 2000, saw rapid growth in both activity and profit at its Zhapu facility, while the business licence to operate in Phase 2 of the Zhapu development was obtained late in the year. Additional equity investment raised our stake in the company to 43% by year end.

Also in Mainland China, China Water Company continued to secure good investment opportunities, with five plants operational, two under construction, and other joint ventures under negotiation. Central China Power faced a more difficult market. Coal prices rose, as a

result of Central Government policy to close marginal coal producers, while tariffs and volume failed to compensate. With no significant prospects for improvement, and consequently little opportunity for profitable growth of the business, the company's management decided to exit the sector through the sale of individual plants. By the year end, investor interest in the generating capacity at San Men Xia had been obtained, with negotiation on terms continuing. Although values to be achieved on sale are not yet known, the Group has decided to provide against the likely shortfall against carrying value in the 2001 accounts.

Winstar Communications Hong Kong, a joint venture in which Hongkong Land has invested US$3 million for a 25% interest, was affected by the bankruptcy of both Winstar Communications, the US-based partner, and PSINet, the wireless local loop "LMDS" licensee on whose behalf the joint venture was building out a network in Hong Kong. A series of steps were taken in 2001 to minimise the risks posed by these events. The LMDS licence has been acquired from PSINet and the liabilities of the joint venture significantly reduced. The strategic position of the business will be reassessed in 2002.

CORPORATE DEVELOPMENTS

2001 saw the Group undertake two major refinancings. In March the Group's first unsecured syndication was signed, raising HK$6.38 billion (US$818 million) in 5 and 7 year tranches. This was followed in April by the Group's first global bond offering. Investor interest was strong and the planned size of the bond doubled to US$600 million. This 10-year issue, combined with the Hong Kong Dollar syndication, raised the equivalent of US$1.4 billion with an average life of 7.5 years.

In December, the Group purchased and cancelled a block of 165.7 million of its own shares at a price of $1.78 per share. The opportunity to acquire such a substantial stake at market price has enabled the Group to raise earnings and net asset value per share, and lift gearing to the levels planned at the time of the December 2000 tender offer to buy-back up to 10% of shares in issue.

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Taken together, these transactions represent a significant step in restructuring the Group's capital structure, raising the efficiency of the balance sheet while at the same time lengthening debt maturities.

OUTLOOK

In conclusion, despite a very competitive market, occupancy in our core portfolio held up well, and we were able to secure important development opportunities in the commercial, residential and infrastructure sectors of our business. With our sound financial position and well motivated people we can look beyond the current downturn with confidence.

Nicholas Sallnow-Smith
Chief Executive
26th February 2002

Hongkong Land Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000	**2001**			**2001**	2000
US$m	US$m	*Note*		US$m	US$m
386	**397**	2	Revenue	**397**	386
(97)	**(102)**		Recoverable and non-recoverable costs	**(78)**	(77)
289	**295**		Net income from properties	**319**	309
1	**-**		Other income	**-**	1
(27)	**(29)**		Administrative and other expenses	**(29)**	(27)
263	**266**			**290**	283
-	**-**		Fair value (losses)/gains on investment properties	**(599)**	2,022
125	**(72)**	3	Asset impairments and disposals	**(29)**	(10)
388	**194**	4	Operating profit/(loss)	**(338)**	2,295
(41)	**(51)**		Net financing charges	**(51)**	(41)
13	**-**	5	Share of results of associates and joint ventures	**(1)**	17
360	**143**		Profit/(loss) before tax	**(390)**	2,271
(27)	**(27)**	6	Tax	**(26)**	(27)
333	**116**		Profit/(loss) after tax	**(416)**	2,244
-	**-**		Minority interests	**-**	-
333	**116**	7	Net profit/(loss)	**(416)**	2,244

US¢	US¢			US¢	US¢
		8	Earnings/(loss) per share		
13.23	**4.88**		- basic	**(17.49)**	89.09
8.27	**7.91**		- underlying	**8.94**	9.11

Hongkong Land Holdings Limited
Consolidated Balance Sheet
at 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Net operating assets		
		9	Tangible assets		
735	814		Investment properties	7,107	7,620
6	5		Others	14	16
741	819			7,121	7,636
798	738	10	Leasehold land payments	-	-
208	357		Associates and joint ventures	378	229
25	17		Other investments	17	25
2	2		Deferred tax assets	2	2
10	10		Pension assets	10	10
1,784	1,943		Non-current assets	7,528	7,902
41	45		Property held for sale	45	41
35	56		Debtors, prepayments and others	56	35
1,494	569		Bank balances and other liquid funds	569	1,494
1,570	670		Current assets	670	1,570
(474)	(209)		Creditors and accruals	(209)	(474)
(927)	(503)	11	Borrowings	(503)	(927)
(13)	(15)		Current tax liabilities	(15)	(13)
(1,414)	(727)		Current liabilities	(727)	(1,414)
156	(57)		Net current (liabilities)/assets	(57)	156
(1,098)	(1,407)	11	Long-term borrowings	(1,407)	(1,098)
(11)	(13)		Deferred tax liabilities	(15)	(13)
831	466			6,049	6,947
			Capital employed		
246	230		Share capital	230	246
663	314		Revenue and other reserves	5,896	6,778
(78)	(78)		Own shares held	(78)	(78)
831	466		Shareholders' funds	6,048	6,946
-	-		Minority interests	1	1
831	466			6,049	6,947
US$	US$			US$	US$
0.35	0.21		Net asset value per share	2.72	2.91

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Hongkong Land Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			At 1st January		
5,225	**6,946**		- as previously reported	**6,946**	5,225
(4,217)	**(6,115)**		- effect of adopting IAS 40	**-**	-
1,008	**831**			**6,946**	5,225
-	**143**		- effect of adopting IAS 39	**143**	-
1,008	**974**		- as restated	**7,089**	5,225
			Net exchange translation differences		
(10)	**(22)**		- amount arising in the year	**(23)**	(23)
19	**-**		- transfer to consolidated profit and loss account	**-**	19
			Revaluation of other investments		
-	**(83)**		- fair value losses	**(83)**	-
-	**(2)**		- transfer to consolidated profit and loss account on disposal	**(2)**	-
			Cash flow hedges		
-	**(18)**		- fair value losses	**(18)**	-
-	**11**		- transfer to consolidated profit and loss account	**11**	-
9	**(114)**		Net (losses)/gains not recognised in consolidated profit and loss account	**(115)**	(4)
333	**116**		Net profit/(loss)	**(416)**	2,244
(227)	**(215)**	*12*	Dividends	**(215)**	(227)
(292)	**(295)**		Repurchase of ordinary shares	**(295)**	(292)
831	**466**		At 31st December	**6,048**	6,946

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Hongkong Land Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Cash flows from operating activities		
388	194		Operating profit/(loss)	(338)	2,295
25	29		Depreciation and amortisation	5	5
-	-		Fair value losses/(gains) on investment properties	599	(2,022)
(125)	72		Asset impairments and disposals	29	10
(2)	(1)		Increase in debtors and prepayments	(1)	(2)
(10)	(8)		Decrease in creditors and accruals	(8)	(10)
90	56		Interest received	56	90
(128)	(119)		Interest and other financing charges paid	(119)	(128)
(25)	(21)		Tax paid	(21)	(25)
1	-		Dividends received	-	1
214	202			202	214
			Cash flows from investing activities		
(16)	(21)		Major renovations expenditure	(21)	(16)
(80)	(76)		Developments capital expenditure	(76)	(80)
(20)	(113)		Investments in and loans to joint ventures	(113)	(20)
208	-	*13*	Disposal of an associate	-	208
(12)	(8)		Purchase of other investments	(8)	(12)
-	6		Disposal of other investments	6	-
80	(212)			(212)	80
			Cash flows from financing activities		
-	591		Net proceeds from issue of bonds	591	-
162	-		Drawdown of secured bank loans	-	162
(1)	(474)		Repayment of secured bank loans	(474)	(1)
146	389		Drawdown of unsecured bank loans	389	146
(186)	(248)		Repayment of unsecured bank loans	(248)	(186)
(51)	-		Repurchase of 4% convertible bonds	-	(51)
-	(307)		Repayment of 4% convertible bonds	(307)	-
-	(64)		Repayment of 7.625% bonds	(64)	-
(227)	(215)		Dividends paid by the Company	(215)	(227)
-	(587)		Repurchase of ordinary shares	(587)	-
(157)	(915)			(915)	(157)
1	-		Effect of exchange rate changes	-	1
138	(925)		Net (decrease)/increase in cash and cash equivalents	(925)	138
1,353	1,491		Cash and cash equivalents at 1st January	1,491	1,353
1,491	566		Cash and cash equivalents at 31st December	566	1,491
US¢	US¢			US¢	US¢
7.87	7.59	*14*	Cash flow per share	7.59	7.87

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2001 which have been prepared in conformity with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties.

Unless otherwise indicated, the following notes are prepared in accordance with IAS.

Other than described below, there have been no other changes to the accounting policies described in the 2000 annual financial statements.

(a) Financial statements prepared in accordance with IAS

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement and IAS 40 – Investment Property.

In accordance with IAS 39, non-current investments and derivatives are recognised on the balance sheet at fair value with unrealised gains and losses arising from the changes in fair value taken to reserves until realised. This is a change in accounting policy as in previous years non-current investments were stated on the balance sheet at cost less amounts provided and derivatives were recognised only to the extent of premiums paid or received on options. The effect of this change has been to increase shareholders' funds at 1st January 2001 by US$143 million.

In accordance with IAS 40 and as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings which are investment properties are carried at depreciated historical cost. Similarly leasehold interests in land in respect of other leasehold properties are carried at depreciated cost. This is a change in accounting policy as in previous years the Group had reflected the fair value of leasehold investment properties in the financial statements and recorded fair value changes in property revaluation reserves, except for movements on individual properties below cost which were dealt with in the consolidated profit and loss account. The effect of this change has been to decrease net profit for the year ended 31st December 2000 by US$21 million, and shareholders' funds at 1st January 2001 by US$6,115 million.

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(b) Financial information prepared in accordance with IAS as modified by revaluation of leasehold properties

As described above, in prior years the Group reflected the fair value of leasehold properties in its financial statements. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at depreciated cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 10 to 13 prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$1,890 million.

2. REVENUE

	2001	2000
	US$m	US$m
By business		
Property		
Rental income	**337**	327
Service and management charges	**60**	58
Income from property trading	**-**	1
	397	386
By geographical area		
Hong Kong	**379**	374
Southeast Asia	**18**	12
	397	386

3. ASSET IMPAIRMENTS AND DISPOSALS

	2001		2000	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m
Impairment (provisions)/reversals on properties	**(43)**	**(43)**	135	135
Other assets provisions	**(31)**	**(31)**	(22)	(22)
Profit on disposal of associates and investments	**2**	**2**	12	12
	(72)	**(72)**	125	125
By business				
Property	**(44)**	**(44)**	113	113
Infrastructure	**(30)**	**(30)**	-	-
Corporate	**2**	**2**	12	12
	(72)	**(72)**	125	125

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

4. OPERATING PROFIT

	2001 US$m	2000 US$m
By business		
Property	**287**	282
Infrastructure	**(2)**	(1)
Corporate	**(19)**	(18)
	266	263
Asset impairments and disposals	**(72)**	125
	194	388

5. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	2001 US$m	2000 US$m
By business		
Property	**(1)**	-
Infrastructure	**1**	2
Corporate	**-**	11
	-	13

6. TAX

	2001 US$m	2000 US$m
Company and subsidiaries	**26**	26
Associates and joint ventures	**1**	1
	27	27

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

7. NET PROFIT

The difference between net profit as shown in the financial statements prepared in accordance with IAS and net loss as shown in the supplementary financial information is reconciled as follows:

	2001 US$m	2000 US$m
Net profit as shown in financial statements	**116**	333
Depreciation of investment properties	**18**	16
Amortisation of leasehold land payments	**6**	5
Revaluation of leasehold properties net of impairment	**(557)**	1,890
Deferred tax	**1**	-
Net (loss)/profit as shown in supplementary financial information	**(416)**	2,244

8. EARNINGS PER SHARE

Earnings per share are calculated on net profit of US$116 million *(2000: US$333 million)* and on the weighted average number of 2,379 million *(2000: 2,519 million)* shares in issue during the year, which excludes 70 million shares in the Company held by a wholly-owned subsidiary.

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$416 million *(2000: profit of US$2,244 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying profit. The difference between underlying profit and net profit is reconciled as follows:

Prepared in accordance with IAS			Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000	**2001**		**2001**	2000
US$m	**US$m**		**US$m**	US$m
333	**116**	Net profit/(loss)	**(416)**	2,244
-	**-**	Revaluation of leasehold properties	**600**	(2,024)
(125)	**72**	Asset impairments and disposals	**29**	10
208	**188**	Underlying profit	**213**	230

9. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	2001	2000
	US$m	US$m
Tangible assets		
Net book value at 1st January		
- as previously reported	**7,636**	5,562
- effect of adopting IAS 40	**(6,895)**	(4,880)
- as restated	**741**	682
Exchange rate adjustments	**(8)**	(7)
Additions	**116**	84
Depreciation	**(23)**	(20)
Transfer	**(1)**	-
(Release of contingency)/write-back	**(6)**	2
Net book value at 31st December	**819**	741
Capital commitments	**639**	513

- more -

10. LEASEHOLD LAND PAYMENTS

	2001 US$m	2000 US$m
Net book value at 1st January		
- as previously reported	-	-
- effect of adopting IAS 40	798	676
- as restated	798	676
Exchange rate adjustments	(10)	(6)
Amortisation	(6)	(5)
(Impairment)/write-back	(43)	133
Transfer	(1)	-
Net book value at 31st December	738	798
By nature		
Investment properties	729	788
Other properties	9	10
	738	798

11. BORROWINGS

	2001 US$m	2000 US$m
Hong Kong Dollar		
Secured bank loans	881	1,241
Unsecured bank loans and overdraft	212	175
7.625% bonds - 1993/2001	-	64
	1,093	1,480
Singapore Dollar		
Secured bank loans	-	120
Unsecured bank loans	216	-
	216	120
United States Dollar		
Secured bank loans	2	3
Unsecured bank loans and overdraft	2	114
4% convertible bonds due 2001	-	307
7% bonds - 2001/2011	596	-
	600	424
Vietnamese Dong		
Unsecured bank loans and overdraft	1	1
	1,910	2,025
Less: Current borrowings	(503)	(927)
	1,407	1,098

11. BORROWINGS (cont'd)

The 4% convertible bonds and 7.625% bonds due 2001 were repaid at par on 23rd February 2001 and 10th December 2001 respectively.

The US$600 million 7% bonds due 2011 issued in April 2001 are listed on the Luxembourg Stock Exchange. The bonds raised US$591 million net of expenses and were swapped into floating rate Hong Kong Dollar borrowings.

12. DIVIDENDS

	2001	2000
	US$m	US$m
Final dividend in respect of 2000 of US¢5.50 *(1999: US¢5.50)* per share	**131**	139
Interim dividend in respect of 2001 of US¢3.50 *(2000: US¢3.50)* per share	**84**	88
	215	227

A final dividend in respect of 2001 of US¢5.50 *(2000: US¢5.50)* per share amounting to a total of US$122 million *(2000: US$131 million)* is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

13. DISPOSAL OF AN ASSOCIATE

In 2000, Hongkong Land International Holdings Limited, a wholly-owned subsidiary of the Company, disposed of its 45% interest in Connaught Investors Limited to Jardine Strategic Holdings Limited, a substantial shareholder of the Company.

14. CASH FLOW PER SHARE

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$181 million *(2000: US$198 million)* and is calculated on the weighted average number of 2,379 million *(2000: 2,519 million)* shares in issue during the year, which excludes 70 million shares in the Company held by a wholly-owned subsidiary.

15. CONTINGENT LIABILITIES

A subsidiary of the Group has given guarantees in respect of the Group's obligations to the Container Terminal 9 development in Hong Kong. The contingent liability in respect of the guarantees was US$93 million *(2000: US$271 million).*

The final dividend of US¢5.50 per share will be payable on 16th May 2002, subject to approval at the Annual General Meeting to be held on 8th May 2002, to shareholders on the register of members at the close of business on 15th March 2002. The ex-dividend date will be on 13th March 2002, and the share registers will be closed from 18th to 22nd March 2002, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th April 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2002. Shareholders holding their shares through The Central Depository (Pte) Limited ("CDP") in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Hongkong Land Limited	
N R Sallnow-Smith	(852) 2842 8300
Francis Heng	(852) 2842 8400
Golin/Harris Forrest	(852) 2501 7937
Adrian Overholser	

Full text of the Preliminary Announcements of Results and the Preliminary Financial Statements for the year ended 31st December 2001 can be accessed through the Internet at "www.hkland.com".

NOTE TO EDITORS

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong and with other property and infrastructure interests in Asia.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore, where the bulk of the shares are traded, and in Bermuda. In addition, it has a sponsored American Depositary Receipt programme. Hongkong Land is a member of the Jardine Matheson Group.

The Group employs some 700 people and its operations are managed from Hong Kong by Hongkong Land Limited through three operating companies: Hongkong Land China Holdings Limited, Hongkong Land International Holdings Limited and Hongkong Land Infrastructure Holdings Limited:

- Hongkong Land China Holdings Limited owns and manages some five million sq. ft of prime office and retail space in the heart of Hong Kong's Central business district, of which ten percent is under redevelopment, and is developing a range of property activities in Hong Kong and Mainland China.

- Hongkong Land International Holdings Limited is establishing a portfolio of property projects elsewhere in Asia.

- Hongkong Land Infrastructure Holdings Limited holds infrastructure investments in Hong Kong, Mainland China and a number of countries in Asia and is seeking to further develop its regional portfolio.

HONGKONG LAND HOLDINGS LIMITED

Preliminary Financial Statements

for the year ended 31st December 2001

26th February 2002

Consolidated Profit and Loss Account

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *	
2000	2001			2001	2000
US$m	US$m	Note		US$m	US$m
386.5	396.5	1	Revenue	396.5	386.5
(97.1)	(101.7)		Recoverable and non-recoverable costs	(78.2)	(77.2)
289.4	294.8		Net income from properties	318.3	309.3
1.2	0.4		Other income	0.4	1.2
(27.5)	(28.8)		Administrative and other expenses	(28.8)	(27.5)
263.1	266.4			289.9	283.0
-	-		Fair value (losses)/gains on investment properties	(598.5)	2,022.4
125.0	(72.1)	2	Asset impairments and disposals	(28.9)	(9.8)
388.1	194.3	3	Operating profit/(loss)	(337.5)	2,295.6
(41.1)	(51.7)	4	Net financing charges	(51.7)	(41.1)
13.4	(0.2)	5	Share of results of associates and joint ventures	(0.7)	16.6
360.4	142.4		Profit/(loss) before tax	(389.9)	2,271.1
(27.0)	(26.3)	6	Tax	(26.0)	(26.7)
333.4	116.1		Profit/(loss) after tax	(415.9)	2,244.4
(0.1)	(0.1)		Minority interests	(0.1)	(0.1)
333.3	116.0	7	Net profit/(loss)	(416.0)	2,244.3
US¢	US¢			US¢	US¢
		8	Earnings/(loss) per share		
13.23	4.88		- basic	(17.49)	89.09
8.27	7.91		- underlying	8.94	9.11

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties * 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties * 2000 US$m
			Net operating assets		
		9	Tangible assets		
735.2	**814.1**		Investment properties	**7,107.0**	7,619.4
6.0	**5.0**		Others	**13.8**	16.2
741.2	**819.1**			**7,120.8**	7,635.6
798.2	**737.6**	10	Leasehold land payments	**-**	-
208.0	**356.4**	11	Associates and joint ventures	**377.6**	229.6
25.1	**17.4**	12	Other investments	**17.4**	25.1
2.4	**2.4**	13	Deferred tax assets	**2.4**	2.4
9.4	**9.4**	14	Pension assets	**9.4**	9.4
1,784.3	**1,942.3**		Non-current assets	**7,527.6**	7,902.1
40.9	**45.0**		Property held for sale	**45.0**	40.9
35.2	**56.2**	15	Debtors, prepayments and others	**56.2**	35.2
1,493.6	**568.6**	16	Bank balances and other liquid funds	**568.6**	1,493.6
1,569.7	**669.8**		Current assets	**669.8**	1,569.7
(473.5)	**(209.6)**	17	Creditors and accruals	**(209.6)**	(473.5)
(927.3)	**(502.5)**	18	Borrowings	**(502.5)**	(927.3)
(12.6)	**(15.0)**		Current tax liabilities	**(15.0)**	(12.6)
(1,413.4)	**(727.1)**		Current liabilities	**(727.1)**	(1,413.4)
156.3	**(57.3)**		Net current (liabilities)/assets	**(57.3)**	156.3
(1,097.6)	**(1,406.6)**	18	Long-term borrowings	**(1,406.6)**	(1,097.6)
(11.0)	**(12.7)**	19	Deferred tax liabilities	**(15.1)**	(13.6)
832.0	**465.7**			**6,048.6**	6,947.2
			Capital employed		
246.1	**229.5**	21	Share capital	**229.5**	246.1
663.4	**313.6**	22	Revenue and other reserves	**5,896.3**	6,778.4
(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)
831.8	**465.4**		Shareholders' funds	**6,048.1**	6,946.8
0.2	**0.3**		Minority interests	**0.5**	0.4
832.0	**465.7**			**6,048.6**	6,947.2

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Approved by the Board of Directors on February 2002

PERCY WEATHERALL
NICHOLAS SALLNOW-SMITH
Directors

Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *	
2000	2001			2001	2000
US$m	US$m	Note		US$m	US$m
			At 1st January		
5,225.6	6,946.8		- as previously reported	6,946.8	5,225.6
(4,217.0)	(6,115.0)		- effect of adopting IAS 40	-	-
1,008.6	831.8			6,946.8	5,225.6
-	143.0		- effect of adopting IAS 39	143.0	-
1,008.6	974.8		- as restated	7,089.8	5,225.6
			Net exchange translation differences		
(10.1)	(22.4)		- amount arising in the year	(22.7)	(23.1)
19.2	-		- transfer to consolidated profit and loss account	-	19.2
			Revaluation of other investments		
-	(83.5)		- fair value losses	(83.5)	-
-	(2.4)		- transfer to consolidated profit and loss account on disposal	(2.4)	-
			Cash flow hedges		
-	(18.1)		- fair value losses	(18.1)	-
-	11.1		- transfer to consolidated profit and loss account	11.1	-
9.1	(115.3)		Net (losses)/gains not recognised in consolidated profit and loss account	(115.6)	(3.9)
333.3	116.0		Net profit/(loss)	(416.0)	2,244.3
(227.1)	(215.2)	23	Dividends	(215.2)	(227.1)
(292.1)	(294.9)	21	Repurchase of ordinary shares	(294.9)	(292.1)
831.8	465.4		At 31st December	6,048.1	6,946.8

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Consolidated Cash Flow Statement

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *	
2000	2001			2001	2000
US$m	US$m	Note		US$m	US$m
			Cash flows from operating activities		
388.1	194.3		Operating profit/(loss)	(337.5)	2,295.6
25.0	28.7		Depreciation and amortisation	5.2	5.1
-	-		Fair value losses/(gains) on investment properties	598.5	(2,022.4)
(125.0)	72.1		Asset impairments and disposals	28.9	9.8
(2.2)	(0.7)		Increase in debtors and prepayments	(0.7)	(2.2)
(9.9)	(8.6)		Decrease in creditors and accruals	(8.6)	(9.9)
90.3	56.1		Interest received	56.1	90.3
(127.7)	(119.2)		Interest and other financing charges paid	(119.2)	(127.7)
(25.6)	(20.8)		Tax paid	(20.8)	(25.6)
1.3	-		Dividends received	-	1.3
214.3	201.9			201.9	214.3
			Cash flows from investing activities		
(16.1)	(21.4)		Major renovations expenditure	(21.4)	(16.1)
(79.7)	(76.5)		Developments capital expenditure	(76.5)	(79.7)
(19.9)	(112.6)		Investments in and loans to joint ventures	(112.6)	(19.9)
207.9	-	24	Disposal of an associate	-	207.9
(12.2)	(7.9)		Purchase of other investments	(7.9)	(12.2)
-	6.4		Disposal of other investments	6.4	-
80.0	(212.0)			(212.0)	80.0
			Cash flows from financing activities		
-	591.2		Net proceeds from issue of bonds	591.2	-
162.2	-		Drawdown of secured bank loans	-	162.2
(0.7)	(474.0)		Repayment of secured bank loans	(474.0)	(0.7)
145.9	389.2		Drawdown of unsecured bank loans	389.2	145.9
(186.8)	(248.4)		Repayment of unsecured bank loans	(248.4)	(186.8)
(51.0)	-		Repurchase of 4% convertible bonds	-	(51.0)
-	(307.3)		Repayment of 4% convertible bonds	(307.3)	-
-	(64.1)		Repayment of 7.625% bonds	(64.1)	-
(226.9)	(214.5)		Dividends paid by the Company	(214.5)	(226.9)
-	(587.0)		Repurchase of ordinary shares	(587.0)	-
(157.3)	(914.9)			(914.9)	(157.3)
1.0	0.1		Effect of exchange rate changes	0.1	1.0
138.0	(924.9)		Net (decrease)/increase in cash and cash equivalents	(924.9)	138.0
1,353.1	1,491.1		Cash and cash equivalents at 1st January	1,491.1	1,353.1
1,491.1	566.2	25	Cash and cash equivalents at 31st December	566.2	1,491.1
US¢	US¢			US¢	US¢
7.87	7.59	26	Cash flow per share	7.59	7.87

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

a. Basis of preparation

The financial statements have been prepared in accordance with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

i) **Financial statements prepared in accordance with IAS**
The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. The effects of adopting IAS 39 are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in the accounting policies on investments and derivative financial instruments.

In addition, the Group adopted IAS 40 – Investment Property. IAS 40 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. These effects are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in accounting policies on properties and depreciation.

ii) **Financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties**
In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages [ ] to [ ] prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. Investment properties held under long leases are stated at open market value determined annually by independent valuers.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

b. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries, associates and joint ventures on the basis set out below.

i) **Subsidiaries**
Subsidiaries are companies over which the Group has control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The results of subsidiaries are included or excluded from their effective dates of acquisition or disposal respectively.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

ii) **Associates and joint ventures**
Associates are companies, not being subsidiaries, over which the Group exercises significant influence.

Joint ventures are companies where the Group has a contractual arrangement with third parties to undertake an economic activity which is subject to joint control.

Associates and joint ventures are included on the equity basis of accounting. The results of associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively, and are based on their latest financial statements.

iii) **Goodwill**
Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as an intangible asset or included within associates and joint ventures, as appropriate, and is generally amortised using the straight line method over a period not exceeding twenty years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. The carrying amount of goodwill is reviewed annually and written down for impairment where it is considered necessary.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the

attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

iv) **Own shares**
The cost of shares held in the Company by a wholly-owned subsidiary and dividends thereon are eliminated from shareholders' funds.

c. Investments

i) Other non-current investments which are not held for trading are shown at fair value. Gains and losses arising from changes in fair value of non-current investments are dealt with in the revenue reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account. This is a change in accounting policy as in previous years non-current investments were shown at cost less amounts provided. The effect of this change in policy has been to increase shareholders' funds at 1st January 2001 by US$158.9 million, being the Group's share of the revenue reserves of an associate.

Results of investments are included to the extent of dividends received.

ii) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Any increase or decrease in value is reflected in the consolidated profit and loss account.

d. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. The results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

e. Properties

i) **Investment properties**
Investment properties are properties which are held to earn rental income for the long term.

In accordance with IAS 40 – Investment Property and as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings are stated at cost after deduction of depreciation and amortisation set out in (f) and (g) below. This is a change in accounting policy as in previous years the Group had reflected the fair value of leasehold investment properties in the financial statements and recorded fair value changes in property revaluation reserves, except for movements on individual properties below cost which were dealt with in the consolidated profit and loss account. The effect of this change has been to decrease net profit for the year ended 31st December 2000 by US$21.3 million, and shareholders' funds at 1st January 2000 and 2001 by US$4,217.0 million and US$6,115.0 million respectively. The amounts included in property revaluation reserves at 1st January 2000 and 2001 have been transferred to revenue reserves.

In the preparation of the supplementary financial information, properties held under long leases are included in the balance sheet at their then open market value on the basis of an annual independent professional valuation. Long leases are leases with more than 20 years to run. Properties having an unexpired lease term of less than 20 years are stated at the carrying value after deduction of depreciation set out in (f) below and such provisions for impairment in value as are considered necessary by the Directors. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$1,889.7 million.

The profit or loss on disposal of an investment property is recognised by reference to its carrying value.

The cost of maintenance, repairs and minor equipment is charged to income as incurred; the cost of major renovations and improvements is capitalised.

ii) Other properties
Other properties are stated at cost after deduction of depreciation set out in (f) below and such provisions for long-term impairment in value as are considered necessary by the Directors.

iii) Property held for sale
Property held for sale is shown at the lower of cost and net realisable value.

f. Depreciation

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Building	2%
Other assets	15 – 33 1/3%

In the presentation of supplementary financial information, leasehold investment properties are accounted for as investment properties and accordingly no depreciation is provided except for leasehold properties having an unexpired lease term of less than 20 years, in which case the carrying value of any such property at the last balance sheet date is written off on a straight line basis over the remaining life of the lease.

g. Leasehold land payments

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of lease. In previous years, leasehold land were recognised as investment properties and were stated at valuation less amounts provided for depreciation, where appropriate.

h. Revenue

Revenue includes gross rental income, service and management charges from properties and income from property trading. Receipts under operating leases are accounted for on an accrual basis over the lease terms.

i. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts on a regular basis. Bad debts are written off during the year in which they are identified.

j. Cash and cash equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank balances and other liquid funds, net of bank overdrafts.

In the balance sheet, bank overdrafts are included in borrowings under current liabilities.

k. Deferred tax

Deferred tax is provided, using the liability method, in respect of all temporary differences between the tax bases of assets and liabilities and their carrying values.

Provision for withholding tax which could arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings.

A deferred tax asset is recognised for tax losses to the extent that it is expected to be utilised in the foreseeable future.

l. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

m. Pensions

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds. For the defined benefit scheme, pension costs are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with an annual independent professional actuarial valuation. The plan assets are measured at fair value and the pension obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The defined contribution scheme includes a death benefit based on final salary and funded by the Group. The Group's contributions to the defined contribution scheme and the insurance costs to cover the death benefit are charged to the consolidated profit and loss account in the year to which they relate.

n. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are re-measured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of net investments in foreign entity.

i) **Fair value hedge**
Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

ii) **Cash flow hedge**
Changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in the hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in the hedging reserve are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

iii) **Hedge of net investments in foreign entities**
Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account.

However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset and liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

This is a change in accounting policy as in previous years derivative financial instruments were recognised in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$15.9 million.

1 Revenue

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
By business		
Property		
Rental income	**336.9**	327.5
Service and management charges	**59.6**	58.2
Income from property trading	**-**	0.8
	396.5	386.5
By geographical area		
Hong Kong	**378.8**	374.2
Southeast Asia	**17.7**	12.3
	396.5	386.5

The Group's principal business activity is property, comprising investment, management and development for long-term investment and trading in Asia with a major portfolio in Hong Kong. It also has infrastructure interests in a container terminal, a toll road, power and water projects in the Region through joint ventures.

Total contingent rents included in rental income amounted to US$2.1 million (2000: US$2.4 million).

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
The future minimum rental payments receivable under non-cancellable leases are as follows:		
Within one year	**282.2**	298.6
Between two and five years	**323.4**	308.4
Beyond five years	**6.3**	9.2
	611.9	616.2

Generally the Group's operating leases are for terms of three years or more.

2 Asset impairments and disposals

	Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties			
	2001		2000		**2001**		2000	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m	**Gross US$m**	**Net US$m**	Gross US$m	Net US$m
Impairment (provisions)/reversals on properties	**(43.2)**	**(43.2)**	134.8	134.8	**-**	**-**	-	-
Other assets provisions	**(31.3)**	**(31.3)**	(21.6)	(21.6)	**(31.3)**	**(31.3)**	(21.6)	(21.6)
Profit on disposal of associates and investments	**2.4**	**2.4**	11.8	11.8	**2.4**	**2.4**	11.8	11.8
	(72.1)	**(72.1)**	125.0	125.0	**(28.9)**	**(28.9)**	(9.8)	(9.8)
By business								
Property	**(44.5)**	**(44.5)**	113.2	113.2	**(1.3)**	**(1.3)**	(21.6)	(21.6)
Infrastructure	**(30.0)**	**(30.0)**	-	-	**(30.0)**	**(30.0)**	-	-
Corporate	**2.4**	**2.4**	11.8	11.8	**2.4**	**2.4**	11.8	11.8
	(72.1)	**(72.1)**	125.0	125.0	**(28.9)**	**(28.9)**	(9.8)	(9.8)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

3 Operating profit

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
By business		
Property	287.2	282.4
Infrastructure	(1.8)	(0.8)
Corporate	(19.0)	(18.5)
	266.4	263.1
Asset impairments and disposals (see Note 2)	(72.1)	125.0
	194.3	388.1

The following items have been charged in arriving at operating profit:

Depreciation and amortisation		
Tangible assets (see Note 9)	22.6	19.7
Leasehold land payments (see Note 10)	6.1	5.3
	28.7	25.0
Directors' remuneration	1.7	1.6
Staff costs		
Salaries and benefits in kind	33.2	30.5
Defined contribution pension scheme (see Note 14)	1.5	1.4
Defined benefit pension scheme (see Note 14)	0.8	0.2
	35.5	32.1

The number of employees at 31st December 2001 was 708 (2000: 700).

4 Net financing charges

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
Interest payable on		
Bank loans and overdrafts	(83.0)	(110.4)
Other borrowings	(22.6)	(18.3)
Total interest payable	(105.6)	(128.7)
Interest receivable	54.4	88.5
Net interest payable	(51.2)	(40.2)
Interest capitalised	5.5	3.4
Net interest	(45.7)	(36.8)
Commitment and other fees	(6.0)	(4.3)
	(51.7)	(41.1)

5 Share of results of associates and joint ventures

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
By business		
Property	**(0.9)**	0.3
Infrastructure	**0.3**	2.0
Corporate	**0.4**	11.1
	(0.2)	13.4

6 Tax

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Current tax		
Company and subsidiaries		
Hong Kong	**24.0**	23.5
Southeast Asia	**-**	0.2
	24.0	23.7
Associates and joint ventures		
Hong Kong	**0.2**	0.2
Mainland China	**0.4**	0.4
	0.6	0.6
	24.6	24.3
Deferred tax		
Hong Kong subsidiaries		
Reversal of temporary differences	**1.7**	2.7
	26.3	27.0
Reconciliation of tax and profit		
Tax at applicable tax rate	**7.5**	57.9
Asset impairment and disposals not taxable in determining taxable profit	**19.2**	(30.2)
Expenses not deductible in determining taxable profit	**1.6**	0.8
Other income not subject to tax	**(3.6)**	(4.4)
Losses not recognised	**1.6**	2.9
	26.3	27.0

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Net profit

The difference between net profit as shown in the financial statements prepared in accordance with IAS and net loss as shown in the supplementary financial information is reconciled as follows:

	2001	2000
	US$m	US$m
Net profit as shown in financial statements	**116.0**	333.3
Depreciation of investment properties	**18.2**	15.7
Amortisation of leasehold land payments	**6.6**	5.3
Revaluation of leasehold properties net of impairment	**(557.1)**	1,889.7
Deferred tax	**0.3**	0.3
Net (loss)/profit as shown in supplementary financial information	**(416.0)**	2,244.3

8 Earnings per share

Earnings per share are calculated on net profit of US$116.0 million (2000: US$333.3 million) and on the weighted average number of 2,379.1 million (2000: 2,519.2 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$416.0 million (2000: profit of US$2,244.3 million) as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying profit. The difference between underlying profit and net profit is reconciled as follows:

	Prepared in accordance with IAS		Prepared in accordance with IAS as modified by revaluation of leasehold properties	
	2001	2000	**2001**	2000
	US$m	US$m	**US$m**	US$m
Net profit/(loss)	**116.0**	333.3	**(416.0)**	2,244.3
Revaluation of leasehold properties	**-**	-	**599.8**	(2,024.5)
Asset impairments and disposals (see Note 2)	**72.1**	(125.0)	**28.9**	9.8
Underlying profit	**188.1**	208.3	**212.7**	229.6

9 Tangible assets

	Prepared in accordance with IAS				
	Investment properties				
	Developed	Under Development	Other properties	Other assets	Total
	US$m	US$m	US$m	US$m	US$m
2001					
Net book value at 1st January					
- as previously reported	**6,969.0**	**650.4**	**13.1**	**3.1**	**7,635.6**
- effect of adopting IAS 40	**(6,341.4)**	**(542.8)**	**(10.2)**	**-**	**(6,894.4)**
- as restated	**627.6**	**107.6**	**2.9**	**3.1**	**741.2**
Exchange rate adjustments	**(8.5)**	**-**	**-**	**-**	**(8.5)**
Additions	**47.6**	**67.8**		**0.7**	**116.1**
Depreciation	**(21.6)**	**-**	**(0.1)**	**(0.9)**	**(22.6)**
Transfer	**-**	**-**	**(0.7)**	**-**	**(0.7)**
Release of contingency	**(6.4)**	**-**	**-**	**-**	**(6.4)**
Net book value at 31st December	**638.7**	**175.4**	**2.1**	**2.9**	**819.1**
Cost less provisions	**945.6**	**175.4**	**3.6**	**7.1**	**1,131.7**
Cumulative depreciation	**(306.9)**	**-**	**(1.5)**	**(4.2)**	**(312.6)**
	638.7	**175.4**	**2.1**	**2.9**	**819.1**
2000					
Net book value at 1st January					
- as previously reported	4,848.8	697.6	13.4	2.7	5,562.5
- effect of adopting IAS 40	(4,430.5)	(439.1)	(10.4)	-	(4,880.0)
- as restated	418.3	258.5	3.0	2.7	682.5
Exchange rate adjustments	(1.5)	(5.3)	-	-	(6.8)
Additions	30.5	51.9	-	1.2	83.6
Depreciation	(18.8)	-	(0.1)	(0.8)	(19.7)
Transfer	197.5	(197.5)	-	-	-
Write-back	1.6	-	-	-	1.6
Net book value at 31st December	627.6	107.6	2.9	3.1	741.2
Cost less provisions	912.9	107.6	4.7	7.3	1,032.5
Cumulative depreciation	(285.3)	-	(1.8)	(4.2)	(291.3)
	627.6	107.6	2.9	3.1	741.2

9 Tangible assets continued

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Analysis of additions by business		
Property	**115.4**	82.4
Corporate	**0.7**	1.2
	116.1	83.6
Analysis of additions by geographical area		
Hong Kong	**116.0**	67.2
Southeast Asia	**0.1**	16.4
	116.1	83.6
Analysis of depreciation by business		
Property	**21.7**	18.9
Corporate	**0.9**	0.8
	22.6	19.7

The difference between investment properties as shown in the financial statements prepared in accordance with IAS and investment properties as shown in the supplementary financial information is reconciled as follows:

	2001			2000		
	Developed	**Under Development**	**Total**	Developed	Under Development	Total
	US$m	**US$m**	**US$m**	US$m	US$m	US$m
Investment properties as shown in financial statements	**638.7**	**175.4**	**814.1**	627.6	107.6	735.2
Investment properties leasehold land payments (see Note 10)	**728.6**	**0.4**	**729.0**	787.8	0.4	788.2
	1,367.3	**175.8**	**1,543.1**	1,415.4	108.0	1,523.4
Revaluation surplus	**5,040.5**	**523.4**	**5,563.9**	5,553.6	542.4	6,096.0
Investment properties as shown in supplementary financial information	**6,407.8**	**699.2**	**7,107.0**	6,969.0	650.4	7,619.4

Under generally accepted accounting practice in the territories in which the Group has significant leasehold interests, properties held under long leases were revalued at 31st December 2001 by Jones Lang LaSalle Ltd at US$7,076.3 million (2000: US$7,584.6 million), and as a result, deficit of US$598.5 million (2000: surplus of US$2,022.4 million) has been taken to the consolidated profit and loss account. A copy of the report of the valuers is set out on page [ ].

All the Group's investment properties are held under long lease except for The Hong Kong Club Building, which is held under a sub-lease.

Certain investment properties are under mortgage to various banks as shown in Note 18. Details concerning all of the Group's investment properties are set out on page [ ].

10 Leasehold land payments

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Net book value at 1st January		
- as previously reported	-	-
- effect of adopting IAS 40	**798.2**	675.6
- as restated	**798.2**	675.6
Exchange rate adjustments	**(10.6)**	(5.3)
Amortisation	**(6.1)**	(5.3)
(Impairment)/write-back	**(42.7)**	133.2
Transfer	**(1.2)**	-
Net book value at 31st December	**737.6**	798.2
By nature		
Investment properties	**729.0**	788.2
Other properties	**8.6**	10.0
	737.6	798.2

11 Associates and joint ventures

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Unlisted associate	106.4	44.2
Joint ventures		
Share of attributable net assets	74.5	80.6
Net amounts due from joint ventures	175.5	83.2
	250.0	163.8
	356.4	208.0

The Group's share of the assets and liabilities of the joint ventures are as follows:

	2001	2000
Tangible assets	270.7	166.7
Other long-term assets	43.0	40.6
Current assets	52.7	42.0
Current liabilities	(34.5)	(45.4)
Long-term liabilities	(64.3)	(30.3)
Minority interests	(17.6)	(9.8)
	250.0	163.8

12 Other investments

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of other investments. On the adoption of IAS 39 at 1st January 2001, other investments were re-measured at fair value.

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Unlisted investments	17.4	21.1
Listed investments	-	4.0
	17.4	25.1

Unlisted investments have been valued by reference to the underlying investments or using discounted cash flow analyses.

13 Deferred tax assets

Deferred tax assets of US$9.0 million (2000: US$7.6 million) arising from unused tax losses of US$54.3 million (2000: US$45.4 million) have not been recognised.

14 Pension assets

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

Defined contribution scheme

The defined contribution scheme includes a death benefit based on final salary. The death benefit is covered separately by an insurance policy taken by the Group.

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Contributions to the scheme	**1.4**	1.3
Costs of death and disability benefits	**0.1**	0.1
	1.5	1.4

Defined benefit scheme

The defined benefit scheme which is a final salary and funded plan is valued annually by an independent qualified actuary using the projected unit credit method.

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Current service cost	**1.5**	1.8
Interest cost	**1.1**	1.2
Expected return on plan assets	**(1.8)**	(2.7)
Net actuarial gains recognised	**-**	(0.1)
Expense recognised	**0.8**	0.2
Actual deficit on plan assets	**2.9**	3.5
The amounts recognised in the consolidated balance sheet are as follows:		
Fair value of plan assets	**22.9**	25.7
Present value of pension obligations	**(15.6)**	(14.1)
	7.3	11.6
Unrecognised actuarial losses/(gains)	**2.1**	(2.2)
Pension assets	**9.4**	9.4

14 Pension assets continued

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Movements in pension assets recognised in the consolidated balance sheet are as follows:		
At 1st January	**9.4**	9.3
Expense recognised in the consolidated profit and loss account	**(0.8)**	(0.2)
Contributions paid	**0.8**	0.3
At 31st December	**9.4**	9.4

	Prepared in accordance with IAS	
	2001	2000
	%	%
The principal actuarial assumptions are as follows:		
Discount rate applicable to pension obligations	**7.5**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Reconciliation of the fair value of plan assets:		
At 1st January	**25.7**	30.4
Expected return on plan assets	**1.8**	2.7
Contributions paid	**0.8**	0.3
Benefits paid	**(0.6)**	(1.4)
Actuarial losses	**(4.8)**	(6.3)
At 31st December	**22.9**	25.7
Reconciliation of the present value of pension obligations:		
At 1st January	**14.1**	15.9
Interest cost	**1.1**	1.2
Current service cost	**1.5**	1.8
Benefits paid	**(0.6)**	(1.4)
Actuarial gains	**(0.5)**	(3.4)
At 31st December	**15.6**	14.1

The pension plan assets do not include any Company's ordinary shares (2000: Nil).

15 Debtors, prepayments and others

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Stock and store	**0.4**	0.4
Trade debtors	**10.5**	7.3
Interest rate swaps	**18.0**	-
Other debtors	**2.0**	7.2
Prepayments	**25.3**	20.3
	56.2	35.2

16 Bank balances and other liquid funds

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Bank balances	**361.6**	1,300.1
Liquid investments	**207.0**	193.5
	568.6	1,493.6

The average fixed interest rate on bank balances of US$257.7 million (2000: US$298.4 million) is 6.2% (2000: 6.6%).

Bank balances included an amount of US$16.8 million (2000: US$88.0 million) subject to collateralised arrangements.

17 Creditors and other accruals

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Trade creditors	**80.0**	74.3
Tenants' deposits	**62.9**	62.5
Interest rate swaps	**35.9**	-
Other accruals	**30.8**	336.7
	209.6	473.5

18 Borrowings

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Current		
Bank overdrafts	**2.4**	2.5
Short-term borrowing	**38.4**	-
Current portion of long-term borrowings	**461.7**	924.8
	502.5	927.3
Long-term borrowings	**1,406.6**	1,097.6
	1,909.1	2,024.9
Due dates of repayment		
Beyond five years	**634.5**	-
Between two and five years	**748.3**	575.6
Between one and two years	**23.8**	522.0
Within one year	**502.5**	927.3
	1,909.1	2,024.9
By currency		
Hong Kong Dollar		
Secured bank loans	**881.0**	1,241.1
Unsecured bank loans and overdraft	**211.9**	174.4
7.625% bonds - 1993/2001	**-**	64.1
	1,092.9	1,479.6
Singapore Dollar		
Secured bank loans	**-**	120.5
Unsecured bank loans	**216.1**	-
	216.1	120.5
United States Dollar		
Secured bank loans	**2.0**	2.7
Unsecured bank loans and overdraft	**1.3**	113.8
4% convertible bonds due 2001	**-**	307.1
7% bonds - 2001/2011	**596.1**	-
	599.4	423.6
Vietnamese Dong		
Unsecured bank loans and overdraft	**0.7**	1.2
	1,909.1	2,024.9

The 4% convertible bonds and 7.625% bonds due 2001 were repaid at par on 23rd February 2001 and 10th December 2001 respectively.

The US$600 million 7% bonds due 2011 issued in April 2001 are listed on the Luxembourg Stock Exchange. The bonds raised US$591.2 million net of expenses and were swapped into floating rate Hong Kong Dollar borrowings.

18 Borrowings continued

Of the total borrowings of US$1,909.1 million (2000: US$2,024.9 million), US$829.7 million equivalent of Hong Kong Dollar loans was at an average fixed interest rate of 6.9% (2000: US$625.2 million at 8.0%) and US$27.0 million equivalent of Singapore Dollar loans was at an average fixed interest rate of 4.3% (2000: US$34.6 million at 4.8%). After taking into account of interest rate swaps, the overall average interest rates were 5.2% (2000: 7.3%) for Hong Kong Dollar loans, 4.5% (2000: 4.6%) for United States Dollar loans and 2.7% (2000: 4.5%) for Singapore Dollar loans.

The fair value of long-term borrowings is either based on market price or estimated using the expected future payments discounted at market interest rates prevailing at the year end.

Mortgages have been granted over certain properties of total open market value at 31st December 2001 of US$1,890.6 million (2000: US$2,315.6 million) as security in respect of the Group's secured bank loans.

19 Deferred tax liabilities

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Accelerated capital allowances	**9.0**	6.9
Other temporary differences	**3.7**	4.1
	12.7	11.0

20 Net operating assets

	Prepared in accordance with IAS				
	Operating assets US$m	Operating liabilities US$m	Associates & joint ventures US$m	Other assets & liabilities US$m	Total US$m
By business					
2001					
Property	**1,629.3**	**(149.0)**	**166.8**	**(1,826.6)**	**(179.5)**
Infrastructure	**-**	**-**	**83.2**	**11.5**	**94.7**
Corporate	**-**	**-**	**106.4**	**444.1**	**550.5**
	1,629.3	**(149.0)**	**356.4**	**(1,371.0)**	**465.7**
2000					
Property	1,605.3	(143.9)	82.4	(1,715.2)	(171.4)
Infrastructure	0.5	(0.1)	81.4	19.7	101.5
Corporate	-	-	44.2	857.7	901.9
	1,605.8	(144.0)	208.0	(837.8)	832.0

Analysis of operating assets by geographical area

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Hong Kong	**1,366.0**	1,279.0
Southeast Asia	**263.3**	326.8
	1,629.3	1,605.8

20 Net operating assets continued

Operating assets and liabilities are those employed in and resulting from the operating activities of a business or in a geographical location.

Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Other assets and liabilities include other investments, tax assets and liabilities, interest receivable and payable, cash and cash equivalents, and borrowings.

21 Share capital

	Ordinary shares in millions		Prepared in accordance with IAS	
	2001	2000	**2001 US$m**	2000 US$m
Authorised				
Shares of US$0.10 each	**4,000.0**	4,000.0	**400.0**	400.0
Issued and fully paid				
At 1st January	**2,460.9**	2,592.4	**246.1**	259.2
Repurchased and cancelled	**(165.7)**	(131.5)	**(16.6)**	(13.1)
At 31st December	**2,295.2**	2,460.9	**229.5**	246.1

69.6 million of the issued ordinary shares are held by a wholly-owned subsidiary, which acquired such shares in 1989 at a cost of US$77.7 million.

In December 2001, the Company repurchased 165.7 million ordinary shares at a cost of US$294.9 million. In December 2000, the Company completed the tender offer to repurchase 131.5 million ordinary shares at a cost of US$292.1 million.

22 Revenue and other reserves

Prepared in accordance with IAS

	Revenue reserves US$m	Hedging reserve US$m	Property revaluation reserve US$m	Exchange reserve US$m	Total US$m
2001					
At 1st January					
- as previously reported	1,284.2	-	5,542.3	(48.1)	6,778.4
- effect of adopting IAS 40	(584.6)	-	(5,542.3)	11.9	(6,115.0)
	699.6	-	-	(36.2)	663.4
- effect of adopting IAS 39	158.9	(15.9)	-	-	143.0
- as restated	858.5	(15.9)	-	(36.2)	806.4
Net exchange translation differences					
- amount arising in the year	-	-	-	(22.4)	(22.4)
Revaluation of other investments					
- fair value losses	(83.5)	-	-	-	(83.5)
- transfer to consolidated profit and loss account	(2.4)	-	-	-	(2.4)
Cash flow hedges					
- fair value losses	-	(18.1)	-	-	(18.1)
- transfer to consolidated profit and loss account	-	11.1	-	-	11.1
Net profit	116.0	-	-	-	116.0
Dividends (see Note 23)	(215.2)	-	-	-	(215.2)
Repurchase of ordinary shares	(278.3)	-	-	-	(278.3)
At 31st December	395.1	(22.9)	-	(58.6)	313.6
of which:					
Associates and joint ventures	73.7	-	-	11.2	84.9

22 Revenue and other reserves continued

	Prepared in accordance with IAS			
	Revenue reserves US$m	Property revaluation reserve US$m	Exchange reserve US$m	Total US$m
2000				
At 1st January				
- as previously reported	1,434.0	3,654.3	(44.2)	5,044.1
- effect of adopting IAS 40	(561.6)	(3,654.3)	(1.1)	(4,217.0)
- as restated	872.4	-	(45.3)	827.1
Net exchange translation differences				
- amount arising in the year	-	-	(10.1)	(10.1)
- transfer to consolidated profit and loss account	-	-	19.2	19.2
Net profit	333.3	-	-	333.3
Dividends (see Note 23)	(227.1)	-	-	(227.1)
Repurchase of ordinary shares	(279.0)	-	-	(279.0)
At 31st December	699.6	-	(36.2)	663.4
of which:				
Associates and joint ventures	3.8	-	(11.2)	(7.4)

The analysis of the Company's reserves is shown in Note 32.

23 Dividends

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Final dividend in respect of 2000 of US¢5.50 (1999: US¢5.50) per share	**131.5**	138.8
Interim dividend in respect of 2001 of US¢3.50 (2000: US¢3.50) per share	**83.7**	88.3
	215.2	227.1

A final dividend in respect of 2001 of US¢5.50 (2000: US¢5.50) per share amounting to a total of US$122.4 million (2000: US$131.5 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

24 Disposal of an associate

In 2000, Hongkong Land International Holdings Limited, a wholly-owned subsidiary of the Company, disposed of its 45% interest in Connaught Investors Limited to Jardine Strategic Holdings Limited, a substantial shareholder of the Company.

25 Cash and cash equivalents

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Bank balances and other liquid funds (see Note 16)	**568.6**	1,493.6
Bank overdrafts (see Note 18)	**(2.4)**	(2.5)
	566.2	1,491.1

26 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$180.5 million (2000: US$198.2 million) and is calculated on the weighted average number of 2,379.1 million (2000: 2,519.2 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

27 Financial instruments

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial statements. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and re-measured to fair values.

The net fair value of derivative financial instruments at 31st December are as follows:

	Prepared in accordance with IAS			
	2001		2000	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
- Interest rate swaps	**13.0**	**35.9**	5.1	21.0
Designated as fair value hedges				
- Interest rate swaps	**5.0**	**-**	-	-
Designated as hedges of net investment in foreign entities				
- Forward foreign exchange contracts	**-**	**-**	-	(1.6)

The fair value of interest rate swap is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Forward foreign exchange contracts

The contract amount of the outstanding forward foreign exchange contracts at 31st December 2001 were US$20.0 million (2000: US$57.5 million).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swaps contracts at 31st December 2001 were US$1,754.3 million (2000: US$1,022.3 million).

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
The due dates of interest rate swaps at 31st December were as follows:		
Beyond five years	**638.4**	38.5
Between one and five years	**1,099.7**	623.7
Within one year	**16.2**	360.1
	1,754.3	1,022.3

At 31st December 2001, the fixed interest rates relating to interest rate swaps vary from 3.41% to 8.775% (2000: 3.25% to 8.775%).

28 Capital Commitments

Prepared in accordance with IAS

	2001			2000		
	Contracted not provided US$m	**Authorised not contracted US$m**	**Total US$m**	Contracted not provided US$m	Authorised not contracted US$m	Total US$m
Capital expenditure	**127.6**	**352.1**	**479.7**	161.8	180.1	341.9
Contribution to joint ventures	**-**	**159.4**	**159.4**	-	171.3	171.3
	127.6	**511.5**	**639.1**	161.8	351.4	513.2

29 Contingent liabilities

A subsidiary of the Group has given guarantees in respect of the Group's obligations to the Container Terminal 9 development in Hong Kong. The contingent liability in respect of the guarantees was US$93.3 million (2000: US$271.2 million).

30 Related party transactions

The Group has entered into a variety of transactions with the subsidiary undertakings of Jardine Matheson Holdings Limited ("Jardine Matheson group members"). The most significant of these transactions are as follows:

Management fee
The management fee payable by the Group under an agreement entered into in 1995 to Jardine Matheson Limited was US$1.1 million (2000: US$1.8 million), being 0.5% per annum of the Group's underlying profit in consideration for management consultancy services provided by Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited.

Property and other services
The Group rented properties to Jardine Matheson group members. Gross rents on such properties in 2001 amounted to US$4.8 million (2000: US$5.5 million).

Jardine Matheson group members provided property maintenance and other services to the Group in 2001 in aggregate amounting to US$21.9 million (2000: US$21.4 million).

31 Principal subsidiaries, associates and joint ventures

The principal subsidiaries, associates and joint ventures of the Group at 31st December 2001 are set out below.

	Effective holding %	Issued share capital	Main activities	Country of incorporation
Subsidiaries				
Hongkong Land China Holdings Limited	100 *	US$ 200,000,000	Investment holding	Bermuda
Hongkong Land Limited	100 *	US$ 12,000	Group management	Bermuda
Hongkong Land International Holdings Limited	100 *	US$ 200,000,000	Investment holding	Bermuda
Hongkong Land Infrastructure Holdings Limited	100 *	US$ 12,000	Investment holding	Bermuda
The Hongkong Land Company, Limited	100	HK$ 1,293,180,006	Property investment	Hong Kong
The Hongkong Land Property Company, Limited	100	HK$ 200	Property investment	Hong Kong
HKL (Chater House) Limited	100	HK$ 1,500,000	Property development	Hong Kong
HKL (Esplanade) Pte Limited	100	Ord. S$150,000,000 Pref. S$ 21,000	Property investment	Singapore
HKL (Prince's Building) Limited	100	HK$ 200	Property investment	Hong Kong
Foundasia (HK) Limited	100	HK$ 1,000	Property investment	Hong Kong
Mulberry Land Company Limited	100	HK$ 200	Property investment	Hong Kong
Associates and joint ventures				
Asia Container Terminals Limited	28.5	HK$ 1,000	Container terminal	Hong Kong
Beijing Premium Real Estate Limited	40	US$ 12,000,000	Property development	Mainland China
China Infrastructure Group Holdings PLC	43	HK$ 102,700,289	Ports	Cayman Islands
Grosvenor Land Property Fund Limited	21.4	Ord.US$ 28,000 Pref.US$ 100	Property investment	Bermuda
King Kok Investment Limited	35	US$ 10,000	Property investment	Mauritius
Normelle Estates Limited	50	HK$ 10,000	Property investment	Hong Kong
One Marina Boulevard Pte Limited	33.33	S$ 6	Property development	Singapore
Tradeport Hong Kong Limited	30	HK$ 400	Logistic centre	Hong Kong

* Owned directly

32 Summarised balance sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Net operating assets		
Investments at cost		
Unlisted shares in subsidiaries	**4,481.6**	4,481.6
Net amounts due (to)/from subsidiaries	**(804.7)**	144.6
	3,676.9	4,626.2
Creditors and other accruals	**(10.5)**	(312.2)
4% convertible bonds due 2001	**-**	(307.1)
	3,666.4	4,006.9
Capital employed		
Share capital (see Note 21)	**229.5**	246.1
Revenue and other reserves		
Contributed surplus	**2,364.7**	2,643.0
Revenue reserves	**1,072.2**	1,117.8
	3,436.9	3,760.8
Shareholders' funds	**3,666.4**	4,006.9